Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Year ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006
Fixed charges:
Capitalized interest	$24,063	$31,778	$4,799	$—	$45,211	$11,252
Interest expensed	107,791	85,757	110,349	63,573	18,131	62,553
Portion of rent expense representative of interest (1)	6,738	5,936	7,517	6,646	7,575	5,966

Total fixed charges	$138,592	$123,471	$122,665	$70,219	$70,917	$79,771

Earnings:
Loss before income taxes	$(666,715)	$(615,051)	$(584,535)	$(495,012)	$(284,379)	$(380,375)
Fixed charges, less capitalized interest and preferred dividends	114,529	91,693	117,866	70,219	25,706	68,519
Depreciation and write-off of capitalized interest	13,201	11,058	11,058	9,136	6,888	6,600

Earnings (loss) adjusted for fixed charges	$(538,985)	$(512,300)	$(455,611)	$(415,657)	$(251,785)	$(305,256)

Deficiency in earnings to cover fixed charges	$677,577	$635,771	$578,276	$485,876	$322,702	$(385,027)

(1)	One-third of rent expense is deemed to be representative of interest.